Exhibit 99.2

INDAIA’S FASTEST GROWING DTH SERVICE HAS GROWN TO BECOME THE MOST VALUED INDIAN COMPANY ON

INVESTOR PRESENTATION January 27, 2016

Disclaimer

Forward Looking Statements

This presentation includes “forward-looking statements”, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this presentation is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this presentation.

Industry and Market Data

In this presentation, Videocon d2h relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. Videocon d2h obtained this information and statistics from third-party sources, including reports by market research firms, such as Media Partners Asia, Ltd. Videocon d2h has supplemented this information where necessary with information from discussions with Videocon d2h customers and its own internal estimates, taking into account publicly available information about other industry participants and Videocon d2h’s management’s best view as to information that is not publicly available.

Earnings before interest, tax and depreciation & amortization (EBITDA)

EBITDA presented in this presentation, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from Videocon d2h, limiting their usefulness as comparative measures. Videocon d2h believes that EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. Videocon d2h believes that EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Who we are: India's Fastest Growing DTH Company

Videocon d2h Overview

- Pan India commercial operations launched in 2010
- India's fastest growing (DTH) Service with close to 15 million gross subscribers as of December 2015
- Strong distribution network with over 230,000 retailers
- Favourable environment driven by projected long term, secular growth in India
- Regulatory tailwinds mandate the digitization of India's analog networks creating huge growth potential
- Innovator in the DTH space with advanced products and services and highly satisfied customer base
- Awarded as India's most trusted brand in 2015[1]
- Founded by Saurabh Dhoot of Videocon Group & supported by industry veterans Harry Sloan and Jeff Sagansky
- Strong corporate governance; Board structure to comprise 8 board members of which 7[2] will be independent directors

Key Metrics

Net Subscribers



(mn)
CAGR: 23%
6.7
8.4
10.2
11.3
Mar-13
Mar-14
Mar-15
Dec-15

Revenue



(INR bn)
CAGR: 44%
11.3
17.6
23.4
20.8
FY13
FY14
FY15
9MFY16

Adjusted EBITDA[3]



(INR bn)
CAGR: 181%
0.8
3.9
6.1
5.8
FY13
FY14
FY15
9MFY16

Adjusted EBITDA less Capex



(INR bn)
FY13
FY14
FY15
9MFY16
-6.2
-2.5
-1.5
0.3

Source: Company data
Note:
(1) Awarded by by India's Most Trusted Brand Awards Council, IBC Info Media in 2015
(2) 3 independent directors awaiting approval from Ministry of Information & Broadcasting
(3) Adjusted EBITDA is calculated after adding back ESOP expenses and after adding back one off security issue expenses to Reported EBITDA

VIDEOCON d2h Digital DTH Service
3

Videocon d2h Investment Highlights

1 World’s fastest growing pay TV market in the fastest growing “large economy”

2 Strong market presence and industry leading share of subscriber additions

3 Leading distribution, customer service and content offerings

4 Strong revenue and EBITDA growth driven by operating leverage

5 Robust free cash flow generation potential

6 Strong balance sheet with low leverage

Source: Company estimates

An Unprecedented Market Opportunity in India

Conversion from analog to digital is driving DTH growth in India

I	Strong Indian economy creating new PayTV households	▪ **7.9-8.0% growth**[1] in Indian economy and attractive business climate creating rapid household expansion ▪ Over **100 million (mn)** Homes of market opportunity and **100 mn+** Homes with no television
II	DTH capturing market share from cable	▪ DTH **revenue market share** projected to increase from **41% to 47%** from 2015 to 2019 ▪ In phase I & II ,DTH took **~40%** market share and strongly positioned in phase III & IV with current market share of DTH **~70%**
III	Improving ARPU	▪ Greater **network capacity** of DTH enables premium content packages driving ARPU increases ▪ **ARPU[2] has grown from Rs150 levels in FY13 to Rs205 in Q2FY16**

Phase III of India's digitization covers almost 50 million homes

VIDEOCON d2h Digital DTH Service

Source: World Bank, MPA report 2014, Company Data
Note:
(1) India's GDP growth forecasted at 7.9% and 8.0% for fiscal year 2016 and 2017 respectively ,by The World Bank (June 2015 forecast)
(2) Average Revenue Per User ("ARPU") is calculated after adding back distribution margin of approximately 5%

5

Cable Users Switching to DTH in Analog to Digital Conversion

Indian Government has mandated that all of the country's analog networks are to be replaced with a Digital Addressable System (DAS).



Phase 1

In 2012, four metropolitan areas go digital

Delhi, Mumbai, Kolkata, Chennai

Phase 2

By 2013, 38 cities with a population of more than **1 million** went through the digitization process

In phases 1 and 2, DTH took **~40%** market share

Phase 3

Over 6,100 towns with a population of more than **100,000** currently undergoing digitization process

Phase 4

The remainder of India to be digitized

Deadline: December 2016

In phases 3 and 4, DTH currently enjoys **~70-95%** market share of the digital subscriber base

2012 → 2013 → 2015 → 2016

DTH's "Light" Infrastructure is Well Optimized Within India's Fragmented Last Mile of Service Connection Model

Source: Ministry of Information & Broadcasting, MPA report 2014, Company estimates

6

440 440

484

521

590

605

149

180

217

217

241

253 0 100 200

300

400 500

600

700

Apr-11

Apr-12

Apr-13

Apr-14

Apr-15

Sep-15

HD base pack price (Rs)

SD base pack price (Rs) 100 million new subscriber opportunity in the next 4-5 years Source: MPA report 2014, Company data

Source: MPA report 2014, Company data

Note: (1) Videocon d2h offer highest number of channels and services amongst DTH operators in India as of December 31, 2015

Videocon d2h : Competitive Advantage

Highest no. of channels and services in India (1)

Widespread sales & distribution presence

Pioneer in Technology & Product Innovations Quality customer service

Competitive advantages.

Videoc on d2h, ~9%

Others, ~91% Subscriber market share in FY11

Videoc on d2h, ~20% Others, ~80%

Subscriber market share in FY15 Videoco n d2h, ~21%

Others, ~79%

Subscriber market share in 9MFY16

… Resulting into market share gains

Strong content focus Source: Company data, Company estimate; Based on publicly available data for other companies Note: (1) Channels count as of December 31, 2015 38

26

23

22

16

14

13

0 5

10

15

20

25

30

35

40 Tamil

Telugu

Malayalam

Kannada

Bengali

Marathi

Oriya

256

271

322

351

217 237

286

313

163

180

192

227

146

179 202

225

0

50

100

150

200 250

300

350

400

Base pack

Sports pack

Premium pack

Premium + HD pack

Videocon d2h Dish TV

Tata Sky

Airtel

Videocon d2h offers highest no. of channels in India(1)

Highest no. of regional channels on Videocon d2h (1)

d2h’s proprietary services: Fulfilling content gaps

9 HD Channel Count on Videocon d2h increasing

12 21

26

29

37

40

45

0 5

10

15

20

25

30

35

40

45 50

FY12

FY13

FY14

FY15

Q1FY16

Q2FY16 25-01-16

Number of HD channels

Backed by founders with over 30 years of experience in Distribution

3 generations old loyalty in market relationship with the founder family

75% display counters have d2h demo in stores

Large shelf space occupied by brands under the parent group

93% penetration against Industry average of 85% Market reach of more than 230,000 Retail stores

1

6

2

5

Pan-India Distribution Channel

4 3

Source: Company estimates

Strong Focus on Customer Service

Dealer calls the call centre

and gives customer details for installation or customer complaint

Call centre raises a work order and passes the details to the respective service center

Service centre assigns work order for installation or customer complaint to an engineer ~2,800 Distributors & Direct Dealers ~230,000 Sub-Dealers & Recharge Counters

Fastest growing DTH company in India with almost 15 million delighted gross subscribers (1)

Over 300 direct service centers

Over 33,000 engineers

(Incl. 6,650 dedicated staff)

97%+ installations within 2-4 hours

85%+ repairs within 6-8 hours

Source: Company data

Note: (1) 14.95 million gross subscribers as of December 31, 2015

Offering the Latest in Standards in Equipment, Service and Delivery

Technology & Innovations

Latest Technology





MPEG4 dvb s2

HEVC DVB S2


VIDEOCON
d2h

4K

New Offering





Advertising

TV Everywhere



11 Proprietary Services

Product Innovation





1000 GB HD DVR

Wireless DTH Headphone



RF Remote

Source: Company data

VIDEOCON d2h Digital DTH Service

12

Key Metrics

Gross and Net Subscribers

Gross and Net Subscriber Base (mn)

14.0 12.0 10.0 09 8.0 45 . 18 . 13 6.0 . 44 . 02 71 10 . 10 8 8 4.0 48 84 .5 . 4 . 6 2.0

FY12 FY13 FY14 FY15

Gross base

Gross & Net Subscriber Additions (mn)

3.0 2.5 2.0 1.5 64 54 64. 43. 2 08 2 2 . 2 1.0 . 87 73 742 1 . . .1 1 0.5 —

FY12 FY13 FY14 FY15

Gross addition

Gross and Net Subscriber Base (mn)

16.0 14.0 12.0 10.0 8.0 14.95 14.27 6.0 11.21 11.82 9.46 12.47 9.82 13.09 10.18 13.70 10.64 10.84 11.27 4.0 9.09 2.0 —

Q1FY15 Q2FY15 Q3FY15 Q4FY15 Q1FY16 Q2FY16 Q3FY16

Gross base Net base

Gross & Net Subscriber Additions (mn)

0.8 0.7 0.6 0.5 0.4 76 . 0 65 66 67. 62 . 61 . 61 57 0 0.3 0 . 0 .0 0 0 . 46 0 43 0.2 37 36 36 0 . .0 . . 0 0 0.1 0 20 0 .

—

Q1FY15 Q2FY15 Q3FY15 Q4FY15 Q1FY16 Q2FY16 Q3FY16

Gross addition Net addition

Source: Company data

ARPU and Churn

Annual ARPU (Rs)



220
200
180
160
140
120
100
150
181
196
FY13
FY14
FY15

Quarterly ARPU (Rs)



215
210
205
200
195
190
185
180
175
187
190
195
202
205
205
211
Q1FY15
Q2FY15
Q3FY15
Q4FY15
Q1FY16
Q2FY16
Q3FY16

Monthly Churn (%)



1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.97%
0.76%
0.80%
FY13
FY14
FY15

Monthly Churn (%)



1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.42%
0.85%
1.02%
0.85%
0.46%
1.19%
0.73%
Q1FY15
Q2FY15
Q3FY15
Q4FY15
Q1FY16
Q2FY16
Q3FY16

Source: Company data

VIDEOCON d2h Digital DTH Service

15

Revenue and EBITDA

Annual Revenue & Adjusted EBITDA (Rs billion)


25.0
20.0
15.0
10.0
5.0
-
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
11.30
6.8%
0.77
17.64
22.2%
3.92
23.38
26.1%
*
6.09
FY13
FY14
FY15
Revenue
EBITDA
EBITDA %

Quarterly Revenue & Adjusted EBITDA (Rs billion)


8
7
6
5
4
3
2
1
0
32%
30%
28%
26%
24%
22%
20%
18%
5.4
27.6%
1.5
5.7
25.2%
1.4
6.0
23.5%
1.4
6.3
28.0%
1.8 *
6.6
28.7%
1.9 *
6.9
27.7%
1.9 *
7.3
27.4%
2.0*
Q1FY15
Q2FY15
Q3FY15
Q4FY15
Q1FY16
Q2FY16
Q3FY16
Revenue
EBITDA
EBITDA %

SAC per sub (Rs)


2,500
2,000
1,500
1,000
500
-
2,090
1,890
1,984
1793 **
1775 **
1,726**
FY13
FY14
FY15
Q1FY16
Q2FY16
Q3FY16
SAC per sub

Revenue and EBITDA per avg. net sub (Rs per month)


250
200
150
100
50
-
163
11
194
43
209
55
212
61
214
59
221
61
FY13
FY14
FY15
Q1FY16
Q2FY16
Q3FY16
Total revenue per sub
EBITDA per sub

Source: Company data

Note: ** Q4 FY15 Adjusted EBIDTA is before accounting for one off securities issue expenses of Rs 105.43 mn and Employee Share based Compensations cost of Rs. 29.74 mn towards provision of ESOP plan of 2014; Q1FY16, Q2FY16 and Q3FY16 Adjusted EBITDA is before accounting for Employee Share based Compensations cost of Rs. 29.44 mn towards provision of ESOP plan of 2014*

*** Q1, Q2 and Q3 FY16 SAC represents hardware subsidy only, excludes marketing cost.*

16

Operating Leverage and Cash Flow

Fixed, Variable and Content Cost (% of Revenue)

6.8%

22.2% 25.6% 30.1%

23.1% 21.2% 22.6% 20.6% 17.0%

40.4% 36.2% 34.1%

FY13 FY14 FY15

Content costs Fixed costs Variable costs EBITDA margin

Fixed, Variable and Content Cost (% of Revenue)

27.6% 25.2% 23.5% 25.9% 28.3% 27.3% 27.0%

22.4% 22.2% 17.9% 19.0% 18.9% 22.4% 18.6%

16.0% 17.8% 16.1% 15.6% 15.6% 17.3% 17.6%

34.8% 38.3% 38.4% 37.0% 38.1% 38.5% 32.7%

1Q FY15 2Q FY15 3Q FY15 4Q FY15 1Q FY16 2Q FY16 3Q FY16 Content costs Fixed costs Variable costs EBITDA margin

Capex (Rs mn)

7,597 7,010 6,439

5,531

FY13 FY14 FY15 9MFY16

Capex

Adjusted EBITDA* less capex (Rs mn)

292

(1,504) (2,517)

(6,237)

FY13 FY14 FY15 9MFY16

Adjusted EBITDA less capex

Source: Company data

Note: * FY15 and 9MFY16 Adjusted EBIDTA is before accounting for one off securities issue expenses and Employee Share based

Compensations costs towards provision of ESOP plan of 2014

Summary

Seizing India’s digital Pay TV Opportunity

Strong macro environment

Indian economy growing at ~8%(1) allowing new homes to afford PayTV & existing homes to up entertainment spend

Government led mandatory digitization to create over 100 million digital PayTV homes

Improving HD penetration

Significant potential to grow ARPU

Videocon d2h in the forefront with leading incremental market share

Strong technological leadership and product innovation

Sufficient satellite capacity to support future increase ability to provide HD channels

Improving financial fundamentals

Seasoned management team with a clear vision and strategy to capture growth

Strong content focus and HD offering

Top notch customer service, building structure for long-term growth

Deep knowledge of the of the local market

Expansive pan-India sales, service and distribution network

Focusing on driving revenue and EBITDA growth while investing in building a durable foundation for strong long term, profitable growth.

Source: MPA report 2014, Company data

Note:

(1) India’s GDP growth forecasted at 7.9% and 8.0% for fiscal year 2016 and 2017 respectively, by The World Bank (June 2015 forecast)

Appendix

Financial Results (Unaudited) – Quarterly profit and loss

Rs in mn Q1FY15 Q2FY15 Q3FY15 Q4FY15 Q1FY16 Q2FY16 Q3FY16

INCOME

Revenue from operations 5,375 5,734 6,015 6,253 6,628 6,901 7,315

5,375 5,734 6,015 6,253 6,628 6,901 7,315

EXPENSE

Operating expense 3,090 3,381 3,746 3,637 3,791 4,021 4,266

Employee benefits expense 244 245 250 285 309 303 304

Administration and other expenses 127 157 152 253 146 198 178

Selling and distribution expenses 432 507 457 461 509 496 590

Depreciation, amortization and 1,245 1,284 1,348 1,410 1,427 1,489 1,508 impairment

Total Expenses 5,137 5,573 5,952 6,045 6,181 6,507 6,846

Profit / (Loss) from operations 238 161 63 207 447 394 469

Finance costs/Finance Income (Net)(1,219)(1,301)(765)(802)(797)

(1,045)(1,049)

Other Income 0 0 0(1) 12 6 9

Profit/(loss) before tax(807)(888)(1,155)(1,094)(307)(402)(319)

Income tax expense

Current tax — — — -

Deferred tax(249)(275)(357)(337)(63)(156)(99)

Profit/(Loss) after tax(558)(614)(798)(757)(244)(246)(220)

Thank You

Investor Relation Contact

Nupur Agarwal nupur.agarwal@d2h.com

Christopher Chu

TeamVideocond2h@taylor-rafferty.com